Filed by Del Monte Foods Company
Commission File No. 001-14335
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Del Monte Foods Company
Commission File No. 001-14335

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

****
On June 13,. 2002, Del Monte Foods Company issued the following press release announcing that it had entered into a definitive merger agreement with H.J. Heinz Company.

****

Del Monte Foods Company	NEWS RELEASE
P.O. Box 193575 San Francisco, CA 94119-3575

DEL MONTE AND HEINZ’S U.S. STARKIST, NORTH AMERICAN PET FOOD
AND PET SNACKS, U.S. PRIVATE LABEL SOUP, COLLEGE INN BROTH, AND
U.S. BABY FOOD BUSINESSES TO MERGE IN ALL STOCK TRANSACTION

New Del Monte to Have Over $3 Billion in Annual Sales, Powerful Portfolio of Premier
Retail Brands and Leadership Position in Center Store

Company Will Be Strategically Positioned to Increase Investment in Brands While
Targeting Annual EPS Growth of 9 to 11%

SAN FRANCISCO, CA, June 13, 2002 — Del Monte Foods Company (NYSE: DLM) today announced that it has entered into a definitive agreement with H.J. Heinz Company (NYSE:

HNZ) under which Heinz’s U.S. StarKist® seafood, North American pet food and pet snacks, U.S. private label soup, College Inn® broth, and U.S. baby food businesses will merge with Del Monte in an all-stock transaction. As a result of the combination, Del Monte will be one of the largest U.S. branded food providers to the center store, with $3.1 billion in annual sales and 75% of its sales branded, two thirds of which are from number one brands.

          Under the terms of the agreement, which has been approved by the boards of directors of both companies, Heinz will contribute the above businesses to a newly-created, wholly-owned subsidiary company, which will be spun off to Heinz’s shareholders and immediately merged with a subsidiary of Del Monte to create the new Del Monte. The new company will retain the Del Monte name. Included in the transaction will be the following brands: StarKist®, 9- Lives®, Kibbles ’ n Bits®, Pup-Peroni®, Snausages®, Naw somes!®, Nature’s Goodness Baby Food and College Inn® broths.

          “These brands are a great strategic fit with Del Monte,” said Richard G. Wolford, Chairman and CEO of Del Monte. “With this transaction, Del Monte is strategically positioned with higher-margin, powerful brands and increased scale focused in the center store. The similarities of our businesses will drive significant synergies which we will use to invest in and reinvigorate these brands and at the same time target bottom line growth. These new brands will be core to our business and will be fully supported by increased marketing spend and Del Monte’s brand-building and supply-chain expertise. Through the reinvigoration of these brands and the realization of synergies, we will be a financially stronger company, well-positioned to deliver shareholder value.”

The new Del Monte will possess several important levers to drive growth.

•	Del Monte will leverage its proven brand building abilities, channel relationships and distribution strength to reinvigorate its leading brands.

•	Higher-margins, operational synergies and ongoing manufacturing efficiencies should generate substantial free cash flow to allow Del Monte to fund significant product enhancements and increase marketing spending in these new businesses.

•	The new Del Monte will have a stronger capital structure, and substantial cash flow will allow Del Monte to reduce debt.

•	Fully realized synergies are expected to reach an annual run rate of approximately $62 million by the fourth year of combined operation. Projected synergies will result from G&A efficiencies, distribution center and warehouse efficiencies, reduction in transportation costs, plant efficiencies and process improvements, enhanced purchasing power and improved selling efficiencies.

•	With targeted top-line growth, operational improvements and continued debt reduction, Del Monte expects to deliver EPS growth in the 9 to 11% range.

          “Importantly, the new businesses bring extremely capable management teams with strong operating knowledge of their businesses,” Mr. Wolford continued. “We are committed to operating across our entire company as a unified, focused organization beginning on the day of close.”

          “We are extremely pleased to be announcing this transaction with Del Monte,” said William R. Johnson, Chairman, President and Chief Executive Officer of H.J. Heinz Company. “We were committed to ensuring that these businesses, which have been an important part of the Heinz family for many years, became part of an organization that shares similar values and heritage. We believe that under Del Monte’s proven leadership and years of consumer product experience, these brands, and the talented Heinz people joining the newly merged company, will grow with the new Del Monte.”

          Heinz shareholders will receive approximately 0.45 shares of the new Del Monte company common stock for every one share of Heinz common stock they own. At the close of the transaction, Heinz shareholders will own approximately 74.5%, and Del Monte shareholders will own approximately 25.5% of the newly merged company. The transaction, which is structured as a reverse Morris Trust, is expected to be tax-free to the shareholders of both companies. As a result of the merger, Del Monte is expected to assume approximately $1.1 billion in debt associated with the spun-off businesses. The transaction is expected to be accretive to Del Monte shareholders.

           Richard G. Wolford, Del Monte Chairman and Chief Executive Officer, will continue in that capacity with the new Del Monte, post-merger. The board of directors for the new Del Monte will have nine members, including three appointees nominated by Del Monte, including Mr. Wolford, and six nominated by Heinz. After the closing of the transaction, there will be no overlap between the Heinz and the Del Monte boards.

          Mr. Wolford continued, “We are confident that the dynamics of these businesses, along with the integration plan we have created, will help ensure that these businesses are seamlessly combined and projected synergies are realized. First, the numerous operating similarities between the two organizations will facilitate smooth combination of businesses. Second, Heinz will begin the formal separation of these already well-defined businesses immediately after the announcement. Finally, the integration is to be headed by key members of the Heinz businesses who bring valuable experience operating these businesses, and the Del Monte management team, which has a strong track record of acquiring, managing and growing branded products in competitive categories.”

          San Francisco will continue to serve as headquarters for Del Monte. The Heinz complex on Pittsburgh’s North Side and the Pittsburgh factory will be transferred to Del Monte pursuant to the transaction. The North Side complex will serve as the central office for Del Monte’s new Pittsburgh business operations. These operations will represent 55 to 60 percent of the new Del Monte, with four significant businesses that generate $1.8 billion in annual sales. Following the transaction, approximately 5,000 Heinz employees will transfer to Del Monte. There is expected to be minimal impact on the size of either the Heinz or Del Monte workforces.

          The Pittsburgh factory will continue to make its range of products for the new Del Monte, including baby food and soup for private label customers and College Inn® broth, plus Heinz®-brand foodservice soup for Heinz under a co-pack arrangement. The Heinz brand will be licensed to Del Monte for the manufacture of baby food for two years, as it continues the transition to the Nature’s Goodness label. In total, the new Del Monte will own and operate eight Heinz factories, including the Pittsburgh facility and those in Bloomsburg, Pennsylvania;

Topeka and Lawrence, Kansas; Elmira, Ontario, and Calgary, Alberta in Canada; Terminal Island, California; and Pago Pago, American Samoa. Certain co-packing agreements will transfer to Del Monte, along with eight United States distribution centers.

          “Importantly, I want to take this opportunity to welcome Heinz’s employee base,” Mr. Wolford concluded. “The Del Monte and Heinz cultures are extremely compatible. Both companies have long histories and established reputations as providers of healthy and nutritious foods and share a commitment to their employees, customers, communities and shareholders. Del Monte will leverage the immense talent resident in both organizations to achieve the full potential of this dynamic combination.”

          The transaction is subject to regulatory approvals, customary closing conditions, and the receipt of a ruling from the Internal Revenue Service that the transaction is tax-free. The transaction also requires the approval of Del Monte shareholders. Texas Pacific Group, which owns approximately 47 percent of Del Monte’s outstanding common stock, has committed to vote its shares in favor of the transaction. The transaction is expected to close at the end of the calendar year 2002 or early 2003. In addition, Del Monte adopted a shareholder rights plan. The rights will be distributed to shareholders as a dividend at the rate of one right for each share of common stock of the company held by shareholders of record as of the close of business on June 12, 2002. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 15 percent or more of Del Monte’s common stock. The transactions contemplated by the merger agreement have been excluded from triggering the rights plan.

          Del Monte was advised by Morgan Stanley and Gibson, Dunn & Crutcher LLP.

Internet Broadcast of Analyst Meeting

          Del Monte will host a conference call and meeting with analysts at 10:00 am Eastern time today. The meeting will be held at the Palace Hotel, 455 Madison Avenue, New York, New York, fifth floor. The meeting will be webcast live on www.delmonte.com and via conference call at 1-800-482-5543 (domestic), or 1-303-267-1000 (international). The webcast will be available online at www.delmonte.com until June 20, 2002.

Del Monte Foods

          Del Monte Foods, with net sales of approximately $1.3 billion in fiscal 2001 (reflecting the impact of EITF Issue Nos. 00-14 and 00-25), is the largest producer and distributor of premium quality, branded processed fruit, vegetable and tomato products in the United States. The Del Monte brand was introduced in 1892 and is one of the best known brands in the United States. Del Monte products are sold through national grocery chains, independent grocery stores, warehouse club stores, mass merchandisers, drug stores and convenience stores under the Del Monte, Contadina, S&W and SunFresh brands. The Company also sells its products to the U.S. military, certain export markets, the foodservice industry and food processors. The Company operates twelve production facilities and seven distribution centers in the U.S., has operations in Venezuela and owns Del Monte brand marketing rights in South America.

     This press release contains forward-looking statements conveying management’s expectations as to the future based on plans, estimates and projections at the time the statements are made. Forward-looking statements involve inherent risks and uncertainties and Del Monte cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained herein include statements about future benefits of the pending merger and future financial operating results. Factors relating to future benefits of the pending merger that could cause actual results to differ materially from those described herein include, among others: the inability to obtain shareholder or regulatory approvals, including without limitation a private letter ruling from the Internal Revenue Service; actions of the U.S., foreign and local governments; the success of the business integration in a timely and cost-effective manner; and other factors.

     In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include, among others, general economic and business conditions; weather conditions; energy costs and availability; crop yields; competition, including pricing and promotional spending levels by competitors; raw material costs and availability; high leverage; the loss of significant customers or a substantial reduction in orders from these customers; market acceptance of new products; successful integration of acquired businesses; successful implementation of Del Monte’s capability improvement program; successful implementation of hedge accounting treatment for interest rate swaps; consolidation of processing plants; changes in business strategy or development plans; availability, terms and deployment of capital; ability to increase prices; changes in, or the failure or inability to comply with, governmental regulations, including, without limitation, environmental regulations; industry trends, including changes in buying and inventory practices by customers; production capacity constraints and other factors. Certain of these factors are described in more detail in Del Monte and Heinz’s respective filings with the SEC, including Del Monte’s annual report on Form 10-K for the fiscal year ended June 30, 2001 and Heinz’s annual report on Form 10-K for the fiscal year ended May 2, 2001, in each case as updated from time to time by Del Monte and Heinz in their respective subsequent filings with the SEC. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither Del Monte nor Heinz undertakes to update any of these statements in light of new information or future events.

          Del Monte will file a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement-prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information on the proposed transaction. You will be able to obtain documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, you may obtain documents filed by Del Monte with the SEC by requesting them in writing from Del Monte Foods Company, P.O. Box 193575, San Francisco, CA 94119-3575, Attention: Investor Relations, or by telephone at (415) 247-3382. In addition, you may obtain documents filed by Heinz with the SEC by requesting them in writing from HJ Heinz Company, P.O. Box 57, Pittsburgh, PA 15230, Attention: Karyll A. Davis, or by telephone at 412-456-5700.

          Del Monte and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Del Monte shareholders. A list of the names of those directors and executive officers and descriptions of their interests in Del Monte is contained in the Company’s proxy statement-prospectus which will be filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available.

CONTACTS:	Media Inquiries Brandy Bergman Citigate Sard Verbinnen (212) 687-8080	Investor Relations Tom Gibbons Del Monte Foods (415) 247-3382

# # #

7